Exhibit 2.1
PURCHASE AND SALE AGREEMENT
between
Petrohawk Energy Corporation
and
Petrohawk Properties, LP
(together, as Seller)
and
Northstar GOM, LLC
(formerly called Northstar Gulfsands, LLC)
(Buyer)
dated
February 3, 2006
i

24. Accounting	18

25. Sales Tax	19

26. Post – Closing Adjustments	19

27. Notices	19

28. Further Assurance	20

29. Disclaimer of Warranties	20

30. Operations by Seller	21

31. Due Diligence	22

32. Dispute Resolution	22

33. Production Imbalances	23

34. Existing Claims	23

35. Recording and Filing	23

36. Government Approvals	23

37. Monies	23

38. Waiver of DTPA	23

39. Entire Agreement	23

40. Public Notices	24

41. Assignability	24

42. Third-Party Beneficiaries	24

43. Survival	24

44. Choice of Law; Choice of Venue; and Waiver of Jury Trial	24

45. Counterpart Execution	25

46. Severance of Invalid Provisions	25

47. Buyer’s Acknowledgement	25

SCHEDULE OF EXHIBITS AND SCHEDULES

Exhibit A	Oil and Gas Properties, Leases and Assigned Contracts
Exhibit A-1	Working and Net Revenue Interests, Allocation of Values
Exhibit B-1, B-2, B-3	Form of Assignment and Bill of Sale, Assignment of Record Title and Assignment of Operating Rights
Exhibit C	Non-Foreign Affidavit
Exhibit D	Dispute Resolution
Schedule 2.e	Seismic Data
Schedule 7	Officers and Employees Having Seller’s Knowledge
Schedule 7.d	Existing Claims
Schedule 7.e	AFEs and Capital Commitments
Schedule 7.f	Take or Pay Payments, Advance Payments or Other Similar Payments
Schedule 7.g	Imbalances
Schedule 7.h	Preferential Rights/Consents to Assign/Notices
Schedule 7.j	Defaults Under Assigned Contracts
Schedule 7.k	Violations of Law
Schedule 7.l	Payment of Royalties, etc.
Schedule 10.d	Permitted Encumbrance Disclosures
Schedule 22.c	Ongoing Bonds

PURCHASE AND SALE AGREEMENT
     THIS PURCHASE AND SALE AGREEMENT, dated this 3rd day of February, 2006, but effective as of the Effective Date (this “Agreement”), is between Petrohawk Energy Corporation, a Delaware corporation and Petrohawk Properties, LP , a Texas limited partnership each with offices at 1100 Louisiana, Suite 4400, Houston, Texas 77002 (hereinafter referred to together as “Seller”), and Northstar GOM, LLC, (formerly known as Northstar Gulfsands, LLC) a Texas limited liability company, with offices at 11 Greenway Plaza, Suite 2800, Houston, Texas 77046 (hereinafter referred to as “Buyer”).
WITNESSETH:
     WHEREAS, Seller owns interests in certain oil and gas properties located in the Outer Continental Shelf, Gulf of Mexico federal waters; and
     WHEREAS, Buyer desires to purchase and Seller desires to sell such oil and gas property interests and related assets; and
     THEREFORE, in consideration of the covenants and agreements herein contained, Seller and Buyer agree as follows:
     1. Definitions and Interpretation. Each capitalized term used herein shall have the meaning ascribed to it in this Paragraph 1 unless such term is defined elsewhere in this Agreement. Unless the context requires otherwise: (a) meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms; (b) the gender (or lack of gender) of all words in this Agreement includes the masculine, feminine and neuter; (c) references to Schedules refer to Schedules attached to this Agreement, each of which is made a part hereof for all purposes; (d) references to Exhibits refer to Exhibits attached to this Agreement, each of which is made a part hereof for all purposes; and (e) references to money or Dollars refer to legal currency of the United States. Buyer and Seller each acknowledge and agree that they have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Buyer and Seller and no presumption or burden of proof shall arise favoring or disfavoring either Buyer or Seller by virtue of the authorship of any of the provisions in this Agreement.
     “Action” means any action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.
     “AFE” means authorization for expenditure.
     “Agreement” shall have the meaning ascribed thereto in the introduction to this Agreement.
     “Allocated Values” shall have the meaning ascribed thereto in Paragraph 6.
     “Assigned Contracts” means all of the material presently existing and valid oil sales contracts, casinghead gas sales contracts, gas sales contracts, processing contracts, gathering contracts, production handling agreements, transportation contracts, easements, rights-of-way, servitudes, franchise, surface leases, subsurface leases, permits or licenses of any nature owned, held or operated in connection with operations, farm-out contracts, farm-in contracts, balancing contracts (including but not limited to gas imbalances), suspense funds, operating agreements, areas of mutual interest and other contracts, agreements and instruments (to the extent said contracts are transferable) that are described on Exhibit A hereto, to the extent they relate to any of the interests that are described in Exhibit A hereto or to the production of oil, gas or other hydrocarbon and non-hydrocarbon substances attributable thereto.

     “Buyer” shall have the meaning ascribed thereto in the introduction to this Agreement.
     “Casualty Defect” means, with respect to any of the Properties, any destruction by fire, blowout or other casualty or any taking, or pending or threatened taking, in condemnation or under the right of eminent domain of any asset or portion thereof that occurs subsequent to the execution and delivery of this Agreement by Seller and Buyer.
     “Claims” shall have the meaning ascribed thereto in Paragraph 22.
     “Closing” means the closing of the transactions contemplated by this Agreement.
     “Closing Date” shall have the meaning ascribed thereto in Paragraph 20.
     “Defaulting Party” means a party to this Agreement that is in default in any material respect with regard to any of its representations, warranties, covenants, or other obligations under this Agreement.
     “Defect” shall have the meaning ascribed thereto in Paragraph 10.
     “Defect Dispute” shall have the meaning ascribed thereto in Paragraph 14.
     “Disputed Adjustment Amount” shall have the meaning ascribed thereto in Paragraph 14.
     “Earnest Money” means a cash earnest money deposit in the amount of ten percent (10%) of the Sale Price.
     “Effective Date” means January 1, 2006, at 7:00 a.m. Central Standard Time.
     “Equipment” means all of the personal property, improvements, fixtures, facilities, wells (including all inactive wells and plugged and abandoned wells), gathering lines, flow lines, injection lines, pipelines, tanks, boilers, machinery, equipment (surface and downhole), inventory, utility lines, power lines, telephone lines and other appurtenances, to the extent the same are situated upon and used or held for use by Seller in connection with the ownership, operation, maintenance or repair of the interests that are described in Exhibit A hereto, or the production of oil, gas or other hydrocarbon and non-hydrocarbon substances attributable thereto.
     “Excluded Assets” shall have the meaning ascribed thereto in Paragraph 2.
     “Exhibit” shall refer to any or each of the Exhibits appended to this Agreement, as the same may be revised and/or supplemented in accordance with the terms hereof between the date hereof and the Closing.
     “Existing Claims” shall have the meaning ascribed thereto in Paragraph 7.
     “Final Settlement Amount” shall have the meaning ascribed thereto in Paragraph 26.
     “Final Statement” shall have the meaning ascribed thereto in Paragraph 26.
     “Governmental Authority” means any governmental administrative authority, agency, board or commission or any court, tribunal, or judicial or arbitral body.
     “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award of any Governmental Authority.

     “Hydrocarbons” means oil, gas, coal seam gas, casinghead gas, drip gasoline, natural gasoline, condensate, distillate, and all other liquid and gaseous hydrocarbons produced or to be produced in conjunction therewith from a well bore and all products, by-products, and other substances derived therefrom or the processing thereof, and all other minerals and substances produced in conjunction with such substances, including, but not limited to, sulfur, geothermal steam, water, carbon dioxide, helium, and any and all minerals, ores, or substances of value and the products and proceeds therefrom.
     “Law” means any federal, state, local or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law.
     “Leases” means the oil and gas leasehold interests, working interests, record title interests, operating rights interests, contractual rights, interests, overriding royalty interests, reversionary interests, net profits interests, rights to take royalties in-kind, and other interests in production of Hydrocarbons that are described in Exhibit A hereto.
     “Liquidated Damages” shall have the meaning ascribed thereto in Paragraph 15.
     “Material Adverse Effect” shall mean any event, circumstance, condition, development or occurrence causing, resulting in or having (or with the passage of time is likely to cause, result in or have) a material adverse effect on the Properties, or operations or conditions (financial or otherwise) relating thereto, taken as a whole; provided, however, that any changes in oil, gas or other hydrocarbon commodity prices or any event or condition impacting the energy industry or the economy in general (in each case) shall not be deemed a Material Adverse Effect.
     “Material Deficiency” shall have the meaning ascribed thereto in Paragraph 10.
     “Material Title Deficiency” shall have the meaning ascribed thereto in Paragraph 10.
     “MMMF” means man-made material fibers.
     “Non-defaulting Party” means a party to this Agreement that is not in default in any material respect with regard to any of its representations, warranties, covenants, or other obligations under this Agreement.
     “NORM” means naturally occurring radioactive material.
     “Ongoing Bond(s)” shall have the meaning ascribed thereto in Paragraph 22.
     “Permitted Encumbrances” shall have the meaning ascribed thereto in Paragraph 10.
     “Person” means any individual, partnership, corporation, limited liability company, association, trust, unincorporated organization or other entity.
     “Preferential Rights” means preferential purchase rights, rights of first refusal, consents to assign, lessor’s approvals, or similar rights.
     “Properties” shall have the meaning ascribed thereto in Paragraph 2.
     “Records” means any maps, reports and other written material relating to the Properties, including without limitation, lease files, property records, contract files, operations files, copies of tax and accounting records and files, well files, geological and geophysical maps, core analyses and hydrocarbon analyses, well logs, mud logs, core data and field studies.
     “Replacement Bond(s)” shall have the meaning ascribed thereto in Paragraph 22.

     “Sale Price” shall have the meaning ascribed thereto in Paragraph 4.
     “Schedule’ shall refer to any or each of the Schedules appended to this Agreement, as the same may be revised and/or supplemented between the date hereof and the Closing.
     “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
     “Seller Group” means Seller, and, to the extent applicable, Seller’s general and limited partners, and its and their parents, subsidiaries and affiliates, officers, directors, employees, agents, contractors, insurers and invitees.
     “Seller’s Knowledge” shall have the meaning ascribed thereto in Paragraph 7.
     “Settlement Date” shall have the meaning ascribed thereto in Paragraph 26.
     “Taxes” means taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any government or taxing authority relating to the Properties.
     “Wells and Facilities” shall have the meaning ascribed thereto in Paragraph 22.
     2. Properties. “Property” or “Properties” means all of the Seller’s right, title, and interests in, to and under the properties (real, personal or mixed) and appurtenant rights (contractual or otherwise) set out below, less and except, and Seller does not hereby agree to sell, any of the Excluded Assets, as hereinafter defined:
     a. The Leases, described on Exhibit A;
     b. The presently existing and valid unitization, communitization and pooling declarations, orders, and agreements (including, but not limited to all units formed by voluntary agreement and those formed under the rules, regulations, orders or other official acts of any Governmental Authority having appropriate jurisdiction) to the extent they relate to any of the interests that are described in Exhibit A hereto, or the production of Hydrocarbon and non-hydrocarbon substances attributable thereto;
     c. The Assigned Contracts;
     d. The Equipment, including the Wells and Facilities (as hereinafter defined in Paragraph 22);
     e. Proprietary seismic data and licensed seismic data which relate to the interests described on Exhibit A and which can be transferred under the applicable licensing agreements, which are listed on Schedule 2.e, provided Buyer shall be responsible for paying any and all fees due by reason of any such transfer, assignment or sublicense, if any; and
     f. All of Seller’s right, title and interest in and to the Records; provided that notwithstanding anything in Paragraphs 2.a) through e), the Properties shall not include, (i) oil, gas, and minerals produced from or attributable to the Properties during any period prior to the Effective Date, and the products and proceeds thereof, (ii) intellectual property, patents, copyrights, names, logos, trade secrets, proprietary information, excluding any proprietary seismic data listed on Schedule 2.e, reserve reports and interpretive studies, whether owned by Seller or a third party; (iii) any claims and accounts of Seller for recovery of money or damages, rights to insurance claims proceeds (except as herein provided, including but not limited to Section 22) and indemnity coverage, rights to tax refunds, and audit rights, if any, attributable to the

Properties with respect to any occurrences prior to the Effective Date except to the extent they relate to any Claim assumed by Buyer hereunder; (iv) any trade credits, accounts receivable, notes receivable, take-or-pay amounts receivable, and other receivables attributable to the Properties with respect to any period of time prior to the Effective Date, (v) any corporate, financial, income and franchise tax and legal records of Seller that relate to Seller’s business generally (whether or not relating to the Properties), (vi) all rights relating to the existing claims and causes of action of Seller against a third party as of the Effective Date except to the extent they relate to any Claim assumed by Buyer hereunder; (vii) Seller’s bonds (and including, without limitation, all other means of alternate financial assurance, and all escrow accounts and collateral of any kind securing or providing credit support for any such bonds or other forms of financial assurance), permits, licenses or other authorizations used in the conduct of Seller’s business generally; and (viii) all books, records and files that relate to the assets and rights identified in clauses (i) through (vii), above, and any other records expressly retained by Seller pursuant to the terms of this Agreement (all of the foregoing are hereinafter referred to collectively as the “Excluded Assets”).
     3. Sale and Purchase. Subject to and upon all of the terms, conditions, reservations and exceptions hereinafter set forth, Seller shall sell, transfer, assign, convey and deliver the Properties to Buyer, and Buyer shall purchase, receive, pay for and accept the Properties from Seller, effective at the Effective Date.
     4. Sale Price. The sale price for the Properties shall be Fifty Two Million, Five Hundred Thousand Dollars ($52,500,000.00) (the “Sale Price”), subject only to any applicable price adjustment as provided for herein below.
     5. Earnest Money. Upon execution of this Agreement, Buyer shall deposit the Earnest Money into an account designated by Seller. If Closing occurs, the Earnest Money shall be credited against the Sale Price at Closing. Otherwise, if Closing does not occur, the disposition of the Earnest Money shall be as prescribed in Paragraph 15 or 20, as applicable.
     6. Allocated Values. Buyer and Seller hereby agree upon the allocation of the Sale Price among the Properties (the “Allocated Values”). The Allocated Values are made a part of this Agreement and are shown on Exhibit A-1, which is attached hereto.
     7. Seller’s Representations. For purposes of this Agreement, the term, “Seller’s Knowledge,” means the actual knowledge of the officers and employees of Seller whose names, positions and contact information are listed on Schedule 7 hereto, without any of such officers and employees having made any special inquiry into the facts for purposes of making the representations set forth in this Paragraph 7, and without any of such officers and employees having had any duty to make any such inquiry. Subject to the foregoing provisions of this Paragraph 7, Seller represents and warrants to Buyer that, as of the date hereof and as of the Closing Date:
     a. Petrohawk Energy Corporation is a duly organized corporation validly existing and in good standing under the laws of the State of Delaware and Petrohawk Properties, LP is a duly organized limited partnership and validly existing and in good standing under the laws of the State of Texas. Seller is not a “foreign person” within the meaning of Section 1445 of the            Internal Revenue Code of 1986, as amended . Seller has all requisite power and authority to carry on its business as presently conducted, to enter into this Agreement and the other documents and agreements contemplated hereby, and to perform its obligations under this Agreement and the other documents and agreements contemplated hereby. This Agreement, and all documents and instruments required hereunder to be executed and delivered by Seller at Closing, constitute legal, valid and binding obligations of Seller enforceable in accordance with their respective terms, subject to applicable bankruptcy and other similar laws of general application with respect to creditors and general equitable principles.
     b. The execution, delivery and performance of this Agreement and the transaction contemplated hereunder have been and shall be duly and validly authorized by all requisite authorizing action, corporate, partnership, limited liability company or otherwise, on the part of Seller.
     c. The execution, delivery and performance of this Agreement and the other documents and agreements contemplated hereby do not and will not (i) violate, conflict with or result in the breach of the certificate of incorporation or bylaws of the Seller, (ii) conflict with or violate any Governmental Order or any Law applicable to the Seller or the Properties or (iii) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration or cancellation of, any note, bond, mortgage or indenture to which the Seller is a party, except, in the case of clauses (ii) and (iii), as would not (1) materially and adversely affect the ability of the Seller to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the other documents and agreements contemplated hereby or (2) otherwise have a Material Adverse Effect on any of the Properties.
     d. Except as set forth in Schedule 7.d) (those items described on such schedule are herein called the “Existing Claims”), (i) to Seller’s Knowledge as of the date hereof there are no bankruptcy, reorganization or receivership proceedings pending, being contemplated by or, to Seller’s Knowledge, threatened against Seller or any action by or against the Seller or the Properties pending before any Governmental Authority, and (ii) to Seller’s Knowledge, there is no Action threatened by or against Seller relating to the Properties or against the Properties, except as would neither (1) materially and adversely affect the ability of Seller to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the other documents and agreements contemplated hereby, nor (2) otherwise have a Material Adverse Effect on the value, use or operation of any of the Properties.
     e. Except as disclosed in Schedule 7.e), as of the Effective Date, there were no outstanding AFEs or other capital commitments to third parties that were binding on the Properties and that could reasonably be expected to require expenditures by Seller in excess of $50,000. To the extent that any of the AFE’s set out on Schedule 7.e represent AFE’s for Hurricane Losses, as defined in Paragraph 22.d, the underlying insurance claims for such items shall be assigned to Buyer at Closing. Seller maintains insurance policies that contain coverage of a type that is normal and customary for properties located in the Gulf of Mexico in the oil and gas industry.
     f. All proceeds from the sale of Hydrocarbons attributable to Seller’s net revenue interest in the Properties as set forth on Exhibit A-1 have been and are currently being paid in full to the Seller (after Tax withholdings and similar deductions authorized by the terms of the Assigned Contracts or applicable Law), with the exception of certain prior temporary interruptions or suspenses of revenues (exclusive of matters resulting in Claims) that have been resolved and are no longer in effect. Further, other than as set forth on Schedule 7.f), the Seller is not obligated by virtue of a take or pay payment, advance payment or other similar payment (other than royalties, overriding royalties and similar arrangements reflected in the net revenue interest figures set forth on Exhibit A-1), to deliver Hydrocarbons attributable to the Properties at some future time without receiving full payment therefore at or after the time of delivery.
     g. To Seller’s Knowledge, Schedule 7.g) sets forth all of the Seller’s oil and gas imbalances, including wellhead, platform, pipeline, and processing plant imbalances and penalties as of the Effective Date arising with respect to the Properties.
     h. Except as set forth on Schedule 7.h), none of the Properties, or any portion thereof, is subject to (1) any Preferential Rights which may be applicable to the transactions contemplated by this Agreement, or (2) consents, approvals of assignments, or other restrictions on assignment, including but not limited to, requirements for consents from third parties to any assignment that would be applicable in connection with the transfer of the Properties or the consummation of the transaction contemplated by this Agreement by Seller, except consents and approvals of assignment by Governmental Authorities that are customarily obtained after closing.

     i. There are no brokerage, finder’s or other fees or commissions in connection with the transactions contemplated by this Agreement made by or on behalf of the Seller for which Buyer will have any liability or obligation.
     j. Except as set forth on Schedule 7.j), to best of Seller’s Knowledge, there are no defaults under the Assigned Contracts by Seller or by any other party to such Assigned Contracts, and no event has occurred that with notice or lapse of time or both would constitute any default under any such Assigned Contract by Seller, or to best of Seller’s Knowledge, any other party to such Assigned Contract except in each case where such default would not constitute a Material Adverse Effect. Prior to the execution of this Agreement, Seller has made or will make available to Buyer copies of each Assigned Contract and all amendments thereto.
     k. Except as set forth on Schedule 7.k), to best of Seller’s Knowledge, Seller has not violated any applicable laws, with respect to the ownership and operation of the Properties, except where such violations would not constitute a Material Adverse Effect.
     l. Except as set forth on Schedule 7.l) and except as would not constitute a Material Adverse Effect, Seller has paid all royalties, overriding royalties and other burdens on production due by Seller with respect to the Properties, nor if not paid, is contesting such royalties or other burdens in good faith in the normal course of business.
     m. During the period of Seller’s ownership of the Properties, all ad valorem, property, production, severance, and similar taxes and assessments (including penalties and interest) based on or measured by the ownership of the Properties, the production of Hydrocarbons, or the receipt of proceeds therefrom that have become due and payable before the Effective Date have been properly paid, other than taxes which have been contested in good faith.
     n. With respect to the Properties, Seller has not entered into, or to Seller’s Knowledge, is not subject to, any agreements, consents, orders, decrees, judgments, license or permit conditions, or other directives of any Governmental Authority in existence as of the date of this Agreement based on any environmental laws that relate to the future use of any of the Properties and that require any change in the present conditions of any of the Properties. Seller has not received written notice from any person of any release, disposal, event, condition, circumstance, activity, practice or incident concerning any land, facility, asset or property included in the Properties that: (i) interferes with or prevents compliance by Seller with any environmental law or the terms of any license or permit issued pursuant thereto; or (ii) gives rise to or results in any common law or other liability of Seller to any person which, in the case of either clause (i) or (ii) hereof, would constitute a Material Adverse Effect. To Seller’s Knowledge, all material reports, studies, written notices from environmental Governmental Authorities, tests, analyses, and other documents specifically addressing environmental matters related to Seller’s ownership or operation of the Properties, which are in Seller’s possession, have been made available to Buyer.
     8. Buyer’s Representations. Buyer represents and warrants to Seller that as of the date hereof and as of the Closing Date:
     a. Buyer is a duly organized limited liability company validly existing and in good standing under the laws of the State of Texas, has full power and authority to enter into and perform pursuant to this Agreement according to its terms and this Agreement has been duly executed and delivered by Buyer and constitutes a legal, valid, and binding obligation on it, enforceable against it in accordance with its terms, subject to applicable bankruptcy and other similar laws of general application with respect to creditors.
     b. Buyer’s execution, delivery and performance of this Agreement have been duly authorized by all necessary company action and will not conflict with or violate any agreement, Law, rule, regulation, ordinance, charter or other instrument governing either Buyer’s organization, management, business affairs or instrument to which Buyer is a party or by which Buyer is bound.
     c. The execution, delivery and performance of this Agreement and the other documents and agreements contemplated hereby do not and will not (i) violate, conflict with or result in the breach of the limited liability company/operating agreement (or similar organizational documents) of the Buyer, (ii) conflict with or violate any Governmental Order or any Law applicable to the Buyer or (iii) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration or cancellation of, any note, bond, mortgage or indenture to which the Buyer is a party, except, in the case of clauses (ii) and (iii), as would not materially and adversely affect the ability of the Buyer to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the other documents and agreements contemplated hereby.
     d. By reason of its knowledge and experience in the evaluation, acquisition, and operation of oil and gas properties, Buyer has evaluated the merits and risks of purchasing the Properties from Seller and has formed an opinion based on Buyer’s knowledge and experience and not on the representations and warranties by Seller except as set forth herein. In entering into this Agreement, Buyer has relied solely on the express representations, warranties and covenants of Seller in this Agreement, Buyer’s independent investigation of, and judgment with respect to, the Properties and the advice of its own legal, tax, economic, environmental, engineering, geological and geophysical advisors and not on any comments or statements of any representatives of, or consultants or advisors, engaged by Seller. Buyer has not relied and will not rely on any statements or interpretation by Seller or its representatives in making its decision to enter into this Agreement or to close this transaction.
     e. Buyer has sufficient financial resources available to it to enable Buyer to pay the Sale Price at Closing, and Buyer is not aware of any event or condition that is reasonably likely to result in such funds not being available at Closing.
     f. Buyer is now, and hereafter shall continue to be, qualified to own and act as the designated operator of federal oil, gas and mineral leases in the Outer Continental Shelf, Gulf of Mexico, and the consummation of the transactions contemplated hereby will not cause Buyer to be disqualified as such an owner or operator or to exceed any limitation imposed by any Law, statute, rule, or regulation.
     g. Seller shall not have, directly or indirectly, any responsibility, liability or expense as a result of undertakings or agreements by Buyer or any of its affiliates for any commission, investment banking fees, financial advisory fees, brokerage fees, finder’s fees, or legal fees in connection with the transactions contemplated by this Agreement.
     h. As of the date hereof, Buyer has no knowledge of any matter that would constitute a breach by Seller of Seller’s representation, warranties or covenants hereunder.
     i. Buyer is an accredited investor as defined in Regulation D of the Securities Act and is acquiring the Properties for its own account, for investment and not with a view to, or for offer or resale in connection with, a distribution thereof within the meaning of the Securities Act or a distribution thereof in violation of any applicable securities laws. Buyer, together with its managers, executive officers and advisors, is familiar with investments of the nature of the Properties, understands that this investment involves substantial risks, has adequately investigated the Properties and has substantial knowledge and experience in financial and business matters and the ownership and operation of oil and gas properties such that it is capable of evaluating, and has evaluated, the merits and risks inherent in purchasing the Properties and is able to bear the economic risks of such investment.
     9. Access to Records. In order for Buyer to complete the analysis and verification of the information contained in the Exhibits and Schedules attached hereto, following execution of this Agreement, Seller shall give Buyer and its authorized representatives access, during regular business hours, at Buyer’s sole risk, cost and expense, access, with copying privileges, to all geological, geophysical, production, engineering and other technical data and records, to all contract, land, title and lease records, and to such other information that Buyer may reasonably request, to the extent such data and records relate to the Properties and are in Seller’s possession or to which Seller has access upon request without incurring any expense other than reasonable expenses incidental to copying and delivery of such Records to Seller’s or Petrie Parkman & Co.’s offices. In this connection, however, Seller shall have no obligation to provide Buyer such access or copying privileges to any data or information which Seller cannot legally provide Buyer because of third-party restrictions on Seller after Seller has made commercially reasonable efforts to obtain such a waiver (i.e., Seller has made a written request to the appropriate Person, based on Seller’s Records, for waiver of such restrictions) and such Person has either declined to grant such waiver or failed to respond to such request. Seller shall and shall cause appropriate employees of Seller to co-operate and reasonably assist Buyer in conducting its due diligence concerning the Properties. Buyer shall keep all materials and data obtained confidential and shall promptly return any and all materials and data if Closing does not occur, or as to any Properties not purchased at Closing. Although Seller will make the files, records and information set forth in this Paragraph 9 available to Buyer as provided herein, except as specifically stated in this Agreement, Seller makes no warranty or representation, express, implied, statutory or otherwise, as to the accuracy or completeness of any title opinion, data, reports, records, projections, information or materials now, heretofore or hereafter furnished or made available to Buyer or its authorized representatives in connection with this Agreement including, without limitation, any description of the Properties, pricing assumptions, or quality or quantity of Hydrocarbon reserves (if any) attributable to the Properties or the ability or potential of the Properties to produce Hydrocarbons or the environmental condition of the Properties or any other matters contained in the proprietary data or any other materials furnished or made available to Buyer or its authorized representatives by Seller or Seller’s agents or representatives.
     In entering into and performing this Agreement, Buyer has relied and will rely solely upon its independent investigation of, and judgment with respect to, the Properties and their value. In performing its due diligence concerning the Properties between the date of this Agreement and the Closing, the parties are relying on the accuracy and completeness of the applicable Exhibits and Schedules. If in the course of Buyer’s due diligence review, either party discovers that new or additional information should be added or deleted to make any particular Exhibit or Schedule complete and accurate, it shall so notify the other party and the appropriate Exhibit or Schedule shall be revised to reflect such new or additional information. As a result of the foregoing procedure, Exhibit(s) and/or Schedule(s) may be amended up to and through the date which is fifteen (15) days prior to the Closing Date and the most current form of any Exhibit or Schedule shall by utilized for all purposes of this Agreement, except as to the determination of the existence of any Defects in existence with respect to any of the Properties, which shall be determined based upon the Exhibits and Schedules attached to this Agreement at the time of execution.
     10. Defects. For the purpose of this Agreement, a “Defect” shall mean the existence of any of the events, circumstances, or conditions described in Paragraphs 10.b) or 10.c) that results in a Material Deficiency, excluding any and all Permitted Encumbrances.
     a. A “Material Deficiency” means the existence of: one or more “Material Title Deficiencies,” as defined in Paragraph 10.b), and/or one or more “Material Environmental Deficiencies,” as defined in Paragraph 10.c).
     b. A “Material Title Deficiency” exists if:
          i. Any liens, mortgages, deed of trust liens, and/or security interests that do not constitute Permitted Encumbrances exist that burden the Properties; or
          ii. Seller owns less than the net revenue interest shown on Exhibit A-1 hereto or is obligated to bear a share of the costs of operation greater than the working interest shown on Exhibit A-1 hereto without a corresponding increase in net revenue interest for the remaining term of the applicable Lease; or
          iii. Seller’s rights and interests have been or are subject to being reduced by virtue of the exercise by a third party reversionary or back-in interest, farm-out rights, or other similar right not reflected on Exhibit A-1 hereto; or
          iv. Seller is in default in any respect of any lease, farm-out agreement, or other contract or agreement affecting any of the Properties; or
          v. The underlying facts asserted in any representations and warranties of Seller contained in Paragraphs 7.d), 7.e), 7.f), 7,g), 7.h) and 7.j) through 7.n) of this Agreement and/or on the Exhibits or Schedules related to such representations and warranties shall be untrue and/or incorrect in any respect (without regard to Seller’s lack of knowledge that any such representation or warranty that was made based on “Seller’s Knowledge” was, in fact, untrue and/or incorrect in any respect or any modifications to the Exhibits or Schedules after the date hereof); and
          vi. If any such fact, condition or circumstance enumerated in Paragraphs 10.b).i) through v) exists with respect to any Property (without duplication in the event that any particular fact, condition or circumstance is covered by more than one of such Paragraphs), the existence of such fact, condition or circumstance could reasonably be expected to adversely affect the value, use or operation of the affected Property by Two Hundred Fifty Thousand Dollars ($250,000.00) or more, it being understood that any fact, condition or circumstance enumerated in Paragraph 10.b).i) through v) that adversely affects the value of the affected Property by less than $250,000.00 shall not be included or otherwise considered in the calculation of whether a Material Deficiency exists, as defined in Paragraph 10.a); provided that, all such facts, condition and circumstances affecting a Property with a single Allocated Value such as a Lease shall be aggregated in applying such $250,000 limitations.
     c. A “Material Environmental Deficiency” exists if conditions exist on any Property that would require Seller to conduct remediation or take other corrective action(s) under (i) any Law addressing health, safety, pollution, natural resources, or protection of the environment, or (ii) Assigned Contract addressing health safety, pollution, natural resources or protection of the environment, in effect at the Effective Date such that a failure to comply with such remediation or other corrective obligations would adversely affect the value, use or operation of the Property by Two Hundred-Fifty Thousand Dollars ($250,000.00) or more per occurrence. Buyer and Seller agree that if any fact or circumstance enumerated in this Paragraph 10.c) exists that adversely affects the value of the Property by less than $250,000.00, such fact or circumstance shall not be included or otherwise considered in the calculation of whether a Material Deficiency exists, as defined in Paragraph 10.a).
     d. Notwithstanding the foregoing provisions of this Paragraph 10, none of the following (collectively “Permitted Encumbrances”) shall constitute a Material Deficiency:
          i. Royalties, overriding royalties, production payments, reversionary interests (to the extent such reversionary interests are disclosed on Exhibit A-1), convertible interests, net profits interests, and similar burdens encumbering the Properties to the extent the net cumulative effect of such burdens do not, as of Closing or any time thereafter during the term of the applicable Lease, operate to reduce the net revenue interests of the Properties to less than the net revenue interests set forth in Exhibit A-1.
          ii. Preferential purchase rights or rights of first refusal;
          iii. Consents to assign, rights of approval of the assignee, notice requirements, and similar contractual provisions if Seller’s failure to comply therewith could not reasonably be construed to cause the assignment to Buyer of any of the Properties affected thereby to be void or voidable and Seller’s failure to obtain such consent or approval could not reasonably be construed to subject Buyer to any Claims;
          iv. All rights to consent by, required notices to, filings with, or other actions by Governmental Authorities in connection with the sale or conveyance of the Properties;
          v. Rights reserved to or vested in any Governmental Authority having appropriate jurisdiction to control or regulate the Properties in any manner whatsoever, and all Laws of any such Governmental Authority;
          vi. Easements, rights-of-way, servitudes, surface leases, subsurface leases, pipelines, and structures on, over and through the Properties;
          vii. All of the terms and conditions of all leases, contracts, agreements, and instruments associated with or attributable to the Properties, that do not constitute or result in any of the circumstances, conditions or events expressly described in Paragraphs 10.b).i) through vi) hereof;
          viii. Taxes or assessments not yet due or not yet delinquent;
          ix. Liens of operators relating to obligations not yet due or not yet delinquent or, if delinquent, that, to the extent listed on Schedule 10.d), are being contested by Seller in good faith in the normal course of business;
          x. Liens described on Schedule 10.d) hereof that are unenforceable either because the underlying obligations have been satisfied or will be satisfied at Closing, the liens have been discharged by final, non-appealable order of a United States Bankruptcy Court having jurisdiction, the liens have been extinguished by the foreclosure proceedings out of which Seller acquired certain of the Properties, or the statutory period within which such lien must be enforced, if at all, has expired;
          xi. Production imbalances as set forth on Schedule 7.g);
          xii. Defects that are waived by Buyer; and
          xiii. all other liens, charges, encumbrances, contracts, agreements, instruments, obligations, defects and irregularities affecting the Properties that do not interfere with the operation, value or use of the Properties.
     11. Notice of Defects. Upon the discovery by Buyer of any Material Title Deficiency or any Material Environmental Deficiency, Buyer shall promptly notify Seller in writing. Any such notice by Buyer shall include appropriate evidence and documentation to substantiate its position and shall be delivered to Seller on or before fifteen (15) days prior to the Closing Date. After the Closing Date, Buyer shall be deemed to have fully inspected and accepted the Properties “as is” in their then current physical and environmental condition and the Properties shall be deemed to be free of Defects. Any Material Title Deficiency or Material Environmental Deficiency that is not disclosed to Seller on or before fifteen (15) days prior to the Closing Date shall conclusively be deemed waived by Buyer for all purposes.
     12. Preferential Rights. Buyer and Seller recognize that certain of the Properties may be subject to Preferential Rights. Seller is responsible for identifying the existence of all Preferential Rights, and shall be responsible for taking such steps as are necessary for soliciting all required approvals and consents relating to Preferential Rights. Seller shall exercise reasonable commercial diligence to notify all holders of Preferential Rights of Seller’s intention to sell the Properties affected thereby and of the corresponding Allocated Values.
If any third party that elects to exercise a Preferential Right fails to consummate the purchase of any Property covered by such right pursuant to the terms of this Agreement, then Buyer shall purchase said Property from Seller under the terms of this Agreement for a price equal to that portion of the Sale Price previously allocated to it.
All Properties for which preferential purchase rights have been waived, or for which the period to exercise such rights has expired prior to Closing, shall be sold to Buyer at Closing pursuant to the provisions of this Agreement.
     13. Physical and Environmental Inspection. After the execution of this Agreement, Buyer and its authorized representatives shall have physical access to the Properties at Buyer’s sole cost, risk and expense for the purpose of inspecting the same, conducting such tests, examination, investigations and assessments as may be reasonable and necessary or appropriate to evaluate the environmental and physical condition of the Property. For those Properties that are not operated by Seller, Seller shall use commercially reasonable efforts to obtain permission from the operator for Buyer to conduct such inspections but provided Seller has exercised such commercially reasonable efforts, Seller shall have no liability to Buyer for failure to obtain any such operator’s permission. In no event, however, shall such tests, inspections, assessments, examinations or investigations include any surface or subsurface invasive or intrusive sampling of the Properties without separate, prior and written consent of the Seller, which consent may not be unreasonably withheld by Seller. All tests, inspections, assessments, examinations and investigations which are the subject of this Paragraph 13 shall be conducted during reasonable business hours of Seller and/or the operator of the Property which is being tested, inspected, assessed, examined or investigated, as applicable. BUYER SHALL DEFEND AND INDEMNIFY SELLER FROM ANY AND ALL LIABILITY, CLAIMS, CAUSES OF ACTION, INJURY TO BUYER’S EMPLOYEES, AGENTS, CONTRACTORS, SUBCONTRACTORS OR INVITEES OR TO BUYER’S PROPERTY AND/OR INJURY TO SELLER’S PROPERTY, EMPLOYEES, AGENTS OR CONTRACTORS THAT MAY ARISE OUT OF BUYER’S INSPECTIONS EXCEPT TO THE EXTENT OF SELLER’S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT. Buyer agrees to provide to Seller a copy of any environmental assessment, including, but not limited to any reports, data, and conclusions, relating to any environmental condition asserted by Buyer to constitute a Defect pursuant to Paragraph 10. Buyer and Seller shall keep any and all data or information acquired by all such examinations and results of all analysis of such data and information strictly confidential and not disclose same to any person or agency without the prior written approval of the other party, unless required to do so by applicable law. The foregoing obligation of confidentiality shall survive Closing (as to Seller) or termination of this Agreement without Closing (as to Buyer).
     14. Sale Price Adjustments.
     a. Downward Adjustments: At Closing, the Sale Price shall be adjusted downward by the following, subject to the limitation stated in Paragraph 14.a).i):
          i. If, but only if, Defects exist that constitute a Material Deficiency, Buyer may, in good faith, by delivery of written notice to Seller of the existence of such Defects pursuant to the terms of Paragraphs 10 and 11 above, request reduction of the Sale Price for the Property(ies) affected by such Defect(s). Upon timely delivery of a notice by Buyer of such Defect(s), Seller, at Seller’s option, (1) shall cure any such Defect at Seller’s sole cost and expense to the reasonable satisfaction of Buyer prior to Closing Date, (2) the Sale Price shall be reduced for purposes of Closing by the amount requested by Buyer, subject to resolution of any Defect Dispute pursuant to Paragraph 14.c), , or (3) if Buyer and Seller cannot agree upon the existence of any Defect(s) or the amount of the resulting Sale Price reduction, then Seller may remove the affected Property(ies) from the sale, in which case the Sale Price shall be reduced by the Allocated Value thereof, or Buyer or Seller may elect to engage the Defect Dispute resolution process described in subsection 14.c. below. If the aggregate Sale Price adjustment that would result from such Defects exceeds fifteen percent (15%) of the total Sale Price, Seller or Buyer may terminate this Agreement unilaterally by written notice to the other, with the consequences of such termination being as if it had occurred under Paragraph

15.a) below. Sale Price downward adjustments shall be determined in good faith and in accordance with the following guidelines, to the extent applicable:
               1. If a Sale Price adjustment is based upon Buyer’s notice that Seller owns a lesser net revenue interest than that shown on Exhibit A-1 hereto, then the value for the portion of the Properties affected shall be reduced proportionately to reflect the changes in the net revenue interest from that shown on Exhibit A-1 hereto, based on the Allocated Values for such Properties, in which case the Sale Price shall be reduced accordingly.
               2. If the Defect constitutes a Material Environmental Deficiency, and such Property is included in the sale pursuant to the provisions of the Paragraph 14, the adjustment shall be, without duplication, the actual costs of remediation of the affected Property and resolving all Claims and Environmental Liabilities relating thereto.
               3. After a preliminary calculation has been made pursuant to this Paragraph 14. a) i) regarding the reduction that would be made to the Sale Price as a result of the existence of all Defects of which Buyer has given Seller timely and appropriate notice as prescribed in Paragraph 11, such Sale Price reduction shall be made only to the extent that it exceeds a Three Million Dollar ($3,000,000) deductible with respect to all Defects in the aggregate.
          ii. Any downward adjustment to the Sale Price pursuant to Paragraph 33, at a price of $2.00 per Mcf;
          iii. Any downward adjustment to the Sale Price pursuant to Paragraph 34;
          iv. All proceeds and revenues received by Seller from the sale of Hydrocarbons produced from the Properties on or after the Effective Date;
          v. All expenses and costs paid by Buyer attributable to the Properties for all periods prior to the Effective Date;
          vi. Adjustments equal to the amount paid to Seller by any party exercising any Preferential Right to Purchase; and
          vii. Any other amount agreed to in writing by Buyer and Seller.
     b. Upward Adjustments: At Closing, the Sale Price shall be adjusted upward by the following:
          i. The value of all merchantable oil in storage at the Closing Date that was produced prior to the Effective Date, and not previously sold by Seller, that is credited to Seller’s interest in the Leases, such value to be the actual price to be received by Buyer (if this price cannot be determined, then the contract price, or if no contract is in effect the market price in effect as of the Closing Date), less taxes and gravity adjustments deducted by the purchaser of such oil;
          ii. Any upward adjustment to the Sale Price pursuant to Paragraph 33 at a price of $2.00 per Mcf;
          iii. The amount of all costs, expenses, and capital expenditures incurred by Seller for operation of the Properties after the Effective Date, including but not limited to (a) taxes on or measured by production, and (b) actual lease operating expenses;
          iv. The amount of all prepaid expenses (except insurance) attributable to the Properties that are paid by or on behalf of Seller prior to the Closing Date and that are, in accordance with generally accepted accounting principles, attributable to the period after the Effective Date; and
          v. Any other amount agreed to in writing by Buyer and Seller.
     c. Disputes Regarding Defects and Adjustments to Sale Price. It is recognized that good faith differences of opinion may exist between Buyer and Seller in connection with alleged Defect(s) and other Sale Price adjustments, including without limitation, disputes as to: (a) whether or not the alleged defect constitutes a Defect within the meaning of this Agreement; (b) whether or not the magnitude of the alleged Defect(s) is great enough that Buyer is contractually entitled to assert such Defect(s); (c) whether or not the alleged Defect was properly and timely asserted by Buyer pursuant to this Agreement; and (d) the appropriate upward or downward adjustment, if any, to be made to the Sale Price on account of a change in the net revenue and/or working interests from those specified on Exhibit A-1 (“Disputed Defect”). With respect to any Disputed Defect that cannot be resolved on or before five (5) days prior to Closing, then the dispute will be submitted to a title attorney selected by Seller and Buyer (such title attorney hereinafter, “Title/Environmental Expert”). The Title/Environmental Expert will have expertise in title matters and/or environmental law, as applicable, in the Offshore Gulf of Mexico and the costs of the Title/Environmental Expert will be borne and paid one-half by Seller and one-half by Buyer. The Title/Environmental Expert may engage the assistance of an environmental consultant to assist in evaluating any environmental issues and the cost of such consultant shall be borne and paid one-half by Seller and one-half by Buyer. Seller and Buyer will each present the Title/Environmental Expert a written statement of its position on the defect and/or adjustment in question not later than the third (3rd) day after the dispute has been submitted to the Title/Environmental Expert. By the third (3rd) day following the submission of a matter to a Title/Environmental Expert, the Title/Environmental Expert shall make a determination of the dispute, choosing either Seller’s position or Buyer’s position with respect to each Disputed Defect, and issuing a final calculation of the Purchase Price reduction for all such defects; provided, however, that the Title/Environmental Expert’s Purchase Price reduction shall not be higher than Buyer’s originally proposed Purchase Price reduction. The decision of the Title/Environmental Expert will be final, conclusive and binding on Sellers and Buyer and will be enforceable against any of the parties in any court of competent jurisdiction.
     15. Disposition of Earnest Money Upon Termination or Failure to Close. The following provisions shall apply in the event of a termination of or failure to close this Agreement:
     a. If this Agreement is terminated by the mutual agreement of Seller and Buyer and not as the result of the failure of either party to perform its obligations hereunder, or if this Agreement fails to close on or before the Closing Date because any of the conditions set forth in Paragraphs 17 or 18 have not been satisfied for reasons other than as set forth in paragraph 15.b) hereof and either party is unwilling to agree to extend the Closing Date, then such termination shall be without liability of either party to this Agreement or any shareholder, director, officer, employee, agent or representative of such party, and Seller shall return the Earnest Money in full (together with the actual interest earned thereon) to Buyer within two (2) days upon such termination.
     b. If this Agreement fails to close on or before the Closing Date as a result of: (i) Buyer’s failure to perform in any material respect any of its covenants under this Agreement, or (ii) any material breach by Buyer of any representation or warranty contained herein, or (iii) Buyer taking deliberate action to prevent the satisfaction of any of the conditions expressed in Paragraphs 17 or 18 hereof, and if Seller is not then in default in any material respect under this Agreement, then Seller shall be entitled to retain the Earnest Money as Liquidated Damages, as hereinafter defined, as Seller’s sole and exclusive remedy and declare this Agreement terminated with neither party having any further rights, remedies, or obligations hereunder. If this Agreement fails to close as a result of Seller’s failure to perform, in the alternative to the other remedies set out herein, Buyer shall have the remedy of specific performance.
     c. Buyer and Seller each agree that if this Agreement were to fail to close on or before the

Closing Date for any of the reasons specified in Paragraph 15.b), then the resulting damages suffered and/or incurred by Seller would be incapable of being ascertained with precision by any certain calculation or known rule, and accordingly, the parties have determined in good faith the fixed amount specified in Paragraph 15.b) constitutes a reasonable estimate of the damages Seller would incur as the result of such a breach by Buyer, and not a penalty (herein called “Liquidated Damages”).
     16. Warranty of Title. In all conveyances executed and delivered hereunder, Seller shall specially warrant to Buyer and its successors and assigns that it has not previously conveyed or encumbered the Properties and shall warrant and defend title to the Properties against the lawful claims and demands of all persons whomsoever claiming the same or any part thereof by, through or under Seller and Seller’s affiliates, but not otherwise. Seller makes no other warranty or representation, and expressly disclaims any and all other warranties and representations, express, implied, or statutory, as to the quantity or quality of the Hydrocarbons associated with the Properties.
     17. Conditions of Closing by Buyer. The obligation of Buyer to close is subject to the satisfaction of the following conditions:
     a. Buyer shall have had reasonable access during normal business hours to all data and records obligated to be provided to Buyer as provided herein;
     b. Buyer shall have had reasonable access to the Properties to conduct an inspection for all purposes, including, but not limited to environmental condition;
     c. The underlying facts asserted in the representations and warranties of Seller contained in Paragraphs 7.a) through 7.n) of this Agreement shall be true and correct in all material respects (without regard to Seller’s lack of knowledge that any such representation or warranty that was made based on “Seller’s Knowledge” was, in fact, untrue or incorrect, the fact that such representation or warranty is qualified by Material Adverse Effect, or any modifications to the Exhibits or Schedules after the date hereof), but only to the extent the failure of any or all of such representations and warranties of Seller made in Paragraphs 7.a), d), k), l) and n) to be true and correct in all material respects results in a Material Adverse Effect and Seller shall have performed and satisfied in all material respects all agreements and covenants required by this Agreement to be performed and satisfied by Seller;
     d. All (i) prerequisite waivers of preferential purchase rights relating to the Properties and (ii) necessary consents for transfer of the Properties, except those that by their nature cannot be requested or obtained until after Closing, have been obtained; or Buyer and Seller have adjusted the Sale Price in accordance with the provisions of Paragraph 12 of this Agreement; and
     e. No suit or other proceeding shall be pending or threatened before any court or Governmental Authority seeking to restrain or prohibit this transaction, or to declare the transaction illegal, or to obtain substantial damages in connection with the transaction contemplated hereby.
     18. Conditions of Closing by Seller. The obligation of Seller to close is subject to the satisfaction of the following conditions:
     a. All representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects, and Buyer shall have performed and satisfied in all material respects all agreements and covenants required by this Agreement to be performed and satisfied by Buyer;
     b. All (i) prerequisite waivers of preferential purchase rights relating to the Properties and (ii) necessary consents for transfer of the Properties, except those that by their nature cannot be requested or obtained until after Closing, have been obtained; or Buyer and Seller have adjusted the Sale Price in accordance with the provisions of this Agreement; and

     c. No suit or other proceeding by any Governmental Authority shall be pending or threatened before any court or governmental agency seeking to restrain or prohibit this transaction, or to declare this transaction illegal, or to obtain substantial damages in connection with the transaction contemplated hereby.
     19. Preliminary Closing Statement. Seller shall prepare and furnish to Buyer at least five (5) days prior to Closing a preliminary closing statement setting forth the estimated adjustments to the Sale Price and the total amount of funds to be paid by Buyer at Closing. Such statement shall reflect each estimated adjustment and the calculation used to determine such amount. The adjusted Sale Price shall mean the Sale Price adjusted as provided herein, including but not limited to the adjustments for actual and/or estimated revenues and expenses from the Effective Date through the last day of the calendar month immediately preceding the month during which the Closing occurs, Earnest Money, Defects, and Preferential Rights exercised.
     20. Closing. The Closing is shall occur on or before March 7, 2006, at 10:00 A.M. at the offices of Seller or at such other time and place as Seller and Buyer may mutually agree in writing, but in no event later than April 28, 2006 (the “Closing Date”).
     At Closing the following shall occur:
     a. Seller shall execute, acknowledge and deliver an Assignment and Bill of Sale, Assignment of Record Title and/or Assignment of Operating Rights in substantially in the form and substance of Exhibit B-1, B-2 and B-3 attached hereto, covering all of the Properties to be sold pursuant hereto;
     b. Buyer shall deliver by wire transfer into an account designated by Seller the total Sale Price as adjusted hereunder, subject to further adjustment after Closing as provided for herein;
     c. On or before Closing, Seller and Buyer shall execute all necessary forms to be filed with the appropriate regulatory authorities concerning the change of ownership and operatorship of the Properties in form and substance reasonably satisfactory to Buyer;
     d. Subject to the terms of any applicable operating agreements and to the provisions hereof, deliver to Buyer exclusive possession of the Properties;
     e. Promptly after Closing Seller shall provide Buyer with the Records, however, Seller shall have no obligation to furnish Buyer any data or information that Seller cannot provide Buyer because of third-party restrictions. Seller shall have the right to access all of the above listed materials at Buyer’s office during normal business hours to the extent reasonably necessary for a period of three (3) years from the Closing;
     f. Seller shall prepare and deliver all Change of Operator forms required by applicable conservation or regulatory agencies and notices to third-party working interest owners of the change of ownership in form and substance reasonably satisfactory to Buyer;
     g. In compliance with Section 1445 of the Internal Revenue Code, Seller shall execute and deliver to Buyer a Non-foreign Affidavit in the form of Exhibit C attached hereto; and
     h. Seller shall execute and deliver to Buyer, on forms prepared by Buyer, transfer orders or letters-in-lieu thereof directing all purchasers of production to make payment to Buyer of proceeds attributable to production from the Properties.
     21. Tax Free Exchange. Seller, at its option and its sole cost and expense, may elect to participate in a tax-deferred exchange under Section 1031 of the Internal Revenue Code, as amended, in connection with this transaction. Buyer agrees to cooperate with Seller in achieving such exchange. Buyer agrees that Seller may assign its interest in this Agreement to a “qualified intermediary” for the purpose of facilitating the exchange. Seller agrees to indemnify, defend and hold harmless Buyer from any and all liabilities, losses, damages, claims, causes of action, costs and/or expenses (including, without limitation, reasonable attorney fees) incurred by or asserted against Buyer arising out of Buyer’s participation in Seller’s exchange transaction.
     22. Assumption of Prospective Obligations and Indemnities. As used in this Agreement the term “Claims” shall mean claims, demands, causes of action, liabilities, obligations, damages, losses, penalties and judgments of any kind or character, known and unknown, and all costs and fees in connection therewith, including, but not limited to attorney’s fees.
     a. The Properties have been used for exploring, developing, producing, treating and transporting oil and gas. Spills of wastes, crude oil, produced water, hazardous substances, and other materials may have occurred in the past in connection with the Properties. There is a possibility that there are currently known and unknown inactive wells and facilities, abandoned wells, plugged wells, pipelines, platforms and other equipment and facilities on or underneath the Properties or in proximity thereto that are or were used in connection with the Properties (collectively, the “Wells and Facilities”). Additionally, the Properties may contain asbestos, hazardous substances, or NORM. NORM may affix or attach itself to the inside of wells, materials, and equipment as scale or in other forms; wells, materials and equipment located on the Properties may contain NORM; and NORM containing material may have been buried or otherwise disposed of on the Properties. Special procedures may be required for remediating, removing, transporting and disposing of asbestos, NORM, hazardous substances and other materials from the Properties. Subject to all the terms of this Agreement, Buyer’s agreement to accept the Properties in their “as is, where is” condition, as set forth in Paragraphs 11 and 29 hereof, is made with an awareness of the matters set forth in this Paragraph 22.
     b. Buyer, its successors and assigns, shall, at Closing accept assignment from Seller and thereafter pay, perform, or discharge in accordance with their terms the obligations of Seller under the Leases and Assigned Contracts that accrue in accordance with generally accepted accounting principles after the Effective Date as well as all obligations of Seller to plug, abandon and/or decommission all Wells, Facilities and Equipment.
     c. From the date of this Agreement until the Closing Date, Buyer shall cooperate to assist Seller in Seller’s efforts to persuade the beneficiary of each of the bonds described on Schedule 22.c) (herein individually called an “Ongoing Bond,” and collectively, the “Ongoing Bonds”) to agree to discontinue any obligation of Seller or its successors to maintain such Ongoing Bond and any replacement(s) therefor. If before or after Closing, Seller is not successful in persuading the beneficiary of any particular Ongoing Bond to agree to discontinue the obligation to maintain such Ongoing Bond and replacement(s) therefor, then Buyer agrees to obtain at its sole cost and expense as of the Closing and maintain in force and effect thereafter replacement bonds for each of the Ongoing Bonds that the beneficiary thereof continues to require (each a “Replacement Bond,” and collectively, the “Replacement Bonds”), in form substantially similar in its terms and amount as the Ongoing Bond that is thereby replaced, and naming as the beneficiary thereof the Person that is the beneficiary of the Ongoing Bond that is thereby replaced.
     d. After the Effective Date and if Closing occurs, in the event any additional AFEs are submitted to Buyer or if Buyer receives joint interest billings for any inspections, repairs, re-drilling, plugging, removal of debris or any other expenses related to damage to the Properties, Equipment, and/or Wells and Facilities, as a result of Hurricane Katrina or Hurricane Rita (“Hurricane Loss”), Seller shall assign any insurance claim for the Hurricane Loss to Buyer and Buyer shall be responsible for and pay the cost of such Hurricane Loss directly to the operator.
     e. If the Closing occurs, BUYER, ITS SUCCESSORS AND ASSIGNS, SHALL DEFEND, INDEMNIFY AND HOLD THE SELLER GROUP HARMLESS FROM AND AGAINST ANY AND ALL CLAIMS FOR PERSONAL INJURY, DEATH OR DAMAGE TO PROPERTY OR TO THE

ENVIRONMENT, OR FOR ANY OTHER RELIEF, CLAIMS, OR CAUSES OF ACTION ARISING DIRECTLY OR INDIRECTLY FROM, OR INCIDENT TO, BUYER’S OR SELLER GROUP’S USE, OCCUPATION, OPERATION, MAINTENANCE OR ABANDONMENT OF ANY OF THE PROPERTIES, WELLS AND FACILITIES WITHOUT REGARD TO WHETHER SUCH CLAIM, REQUEST FOR RELIEF OR CAUSES OF ACTION AROSE BEFORE OR AFTER THE EFFECTIVE DATE, INCLUDING ANY SUCH LIABILITIES THAT ARE ALLEGED TO HAVE RESULTED FROM THE NEGLIGENCE OR STRICT LIABILITY OF ANY MEMBER OF THE SELLER GROUP, WHETHER ASSERTED AGAINST BUYER AND/OR SELLER. BUYER’S INDEMNIFICATION OBLIGATIONS TO SELLER GROUP SHALL BE UNLIMITED AS TO AMOUNT AND SCOPE AND SHALL SURVIVE CLOSING.
     f. BUYER, ITS SUCCESSORS AND ASSIGNS, RELEASES AND FOREVER DISCHARGES THE SELLER GROUP FROM ANY AND ALL CLAIMS, WHETHER DIRECT OR INDIRECT, KNOWN OR UNKNOWN, FORESEEN OR UNFORESEEN, THAT MAY ARISE ON ACCOUNT OF OR IN ANY WAY CONNECTED WITH THE PHYSICAL CONDITION OF THE PROPERTIES OR ANY LAW OR REGULATION APPLICABLE THERETO, INCLUDING, WITHOUT LIMITATION, THE COMPREHENSIVE ENVIRONMENTAL RESPONSE, COMPENSATION AND LIABILITY ACT OF 1980, AS AMENDED (42 U.S.C. & 6091 ET. SEQ.), THE RESOURCE CONSERVATION AND RECOVERY ACT OF 1976 (42 U.S.C. & 6901 ET. SEQ.), THE CLEAN WATER ACT (33 U.S.C. & 466 ET. SEQ.), THE SAFE DRINKING WATER ACT (14 U.S.C. & 1401 -1450), THE HAZARDOUS MATERIALS TRANSPORTATION ACT (49 U.S.C. & 1401- 7401 ET. SEQ.) AS AMENDED, THE CLEAN AIR ACT AMENDMENTS OF 1990, AND ANY OTHER APPLICABLE FEDERAL, STATE OR LOCAL LAW.
     g. THE INDEMNIFICATION, RELEASE AND ASSUMPTION PROVISIONS EXPRESSLY AGREED TO BY BUYER IN THIS PARAGRAPH 22 AND PARAGRAPH 30 SHALL BE APPLICABLE WHETHER OR NOT THE CLAIMS IN QUESTION AROSE FROM THE, CONCURRENT, ACTIVE OR PASSIVE NEGLIGENCE OF SELLER OR ANY THIRD-PARTY AND REGARDLESS OF WHO MAY BE AT FAULT OR OTHERWISE RESPONSIBLE UNDER ANY OTHER CONTRACT, OR ANY STATUTE, RULE, OR THEORY OF LAW, INCLUDING, BUT NOT LIMITED TO, THEORIES OF STRICT LIABILITY. BUYER AND SELLER ACKNOWLEDGE THAT THE FOREGOING INDEMNITIES TOGETHER WITH THIS STATEMENT COMPLY WITH THE EXPRESS NEGLIGENCE RULE AND ARE CONSPICUOUS.
     h. Exception to Buyer’s Assumption and Indemnity; Indemnification by Seller for Existing Claim. Notwithstanding the foregoing provisions of this Paragraph 22, nor any other provision of this Agreement to the contrary, it is understood and agreed that Seller hereby expressly retains any and all Claims with respect to the following; (i) that certain litigation brought under Cause No. 2005-24139 in the 11th Judicial Court of Harris County Texas, by Forest Oil Corporation (“Forest”) against Mission Resources Corporation (“Mission”) (which defendant entity was merged into Seller) for breach of contract and for an accounting concerning Mission’s alleged refusal to account and pay Forest $988,000 for its overproduction of natural gas in Block A-469, High Island Area, South Addition and for a claim by Forest against Mission and predecessors of Mission for alleged unpaid joint interest billings (the “Forest Litigation and Claims”); and (ii) the Equipment, Wells and Facilities comprising the Eugene Island Block 314 “F” Platform and related “F” wells, The above-described litigation is set out as an Existing Claim on Schedule 7.d and is not being assumed by Buyer. ACCORDINGLY, SELLER, FOR ITSELF, ITS SUCCESSORS AND ASSIGNS SHALL DEFEND, INDEMNIFY, SAVE AND HOLD HARMLESS THE BUYER AND ITS SUBSIDIARIES AND AFFILIATES AND THEIR OFFICERS, DIRECTORS, SHAREHOLDERS, PARTNERS, MEMBERS, EMPLOYEES, AGENTS, CONTRACTORS, INSURERS AND INVITEES FROM AND AGAINST ANY AND ALL CLAIMS, CAUSES OF ACTION, COSTS OR EXPENSES ARISING FROM OR RELATED TO THE FOREST LITIGATION AND CLAIMS AND THE EUGENE ISLAND BLOCK 314 “F” EQUIPMENT, WELLS AND FACILITIES.

     23. Taxes. All ad valorem taxes, real property taxes, and similar obligations with respect to the tax periods prior to the Effective Date shall be the responsibility of Seller. Buyer shall pay and defend and hold Seller harmless with respect to payment of all such taxes on the Properties for all tax periods after the Effective Date.
     24. Accounting. All proceeds (including receivables held in suspense or escrow for Seller’s account, the right to which will be retained by Seller) from the sale of production actually sold and delivered by Seller prior to the Effective Date attributable to the Properties shall belong to Seller and all proceeds from the sale of production actually sold and delivered after the Effective Date attributable to the Properties shall belong to Buyer.
     Except as otherwise specifically provided in this Agreement, all costs, expenses and Claims relating to the Properties that accrue in accordance with generally accepted accounting principles prior to the Effective Date shall be paid and discharged by Seller regardless of when invoices for or evidence of such costs, expenses and Claims are received, and, should Buyer receive any such invoices, Buyer agrees to forward such invoices to Seller within ten (10) business days after receipt thereof. All costs, expenses and Claims relating to the Properties that accrue in accordance with generally accepted accounting principles on or after the Effective Date shall be paid and discharged by Buyer. Seller agrees to either forward such invoices to Buyer within ten (10) business days after receipt thereof or at its option retain and pay such invoices received by it prior to Closing. To the extent that any such invoice covers costs, expenses or Claims that accrued in accordance with generally accepted accounting principles on or after the Effective Date, any amounts paid by Seller shall be recoverable by Seller at Closing or as part of the Final Statement (as defined in Paragraph 26 below). Remaining adjustments shall be made by debits and credits between the parties as part of the Final Statement. No further adjustments or payments between Seller and Buyer shall be made pursuant to this Paragraph 24 following the Settlement Date, as defined in Paragraph 26, other than the Final Settlement Amount to be paid pursuant to Paragraph 26.
     25. Sales Tax. Because the parties deem the transactions represented by this Agreement to be an occasional sale, the Sale Price provided for hereunder excludes any sales taxes or other taxes in connection with the sale of property pursuant to this Agreement. If a determination is ever made that a sales tax or other transfer tax applies, Buyer shall be liable for such tax as well as any applicable conveyance, transfer and recording fees, and real estate transfer stamps or taxes imposed on any transfer of property pursuant to this Agreement. Buyer shall defend and hold Seller harmless with respect to the payment of all such taxes, if any, including any interest or penalties assessed thereon.
     26. Post-Closing Adjustments. As soon as practicable after Closing, but in any event within one hundred and fifty (150) days thereafter, Seller shall prepare, in accordance with this Agreement, a final settlement statement (herein called the “Final Statement”) setting forth each adjustment or payment that was not finally determined as of the Closing Date and showing the calculation of the final settlement amount based on the Final Statement (the “Final Settlement Amount”). If and to the extent that Seller: (a) has the right to receive from third parties any accounts receivable related to the Properties, or (b) is obligated to pay to any third party any accounts payable, that in each case are attributable to the Properties and relate to time periods prior to the Effective Date, Seller shall have the right to include adjustments for such accounts payable and accounts receivable in the calculation of the Final Settlement Amount, in which event Seller shall provide to Buyer with the Final Statement supporting documentation reasonably satisfactory to Buyer relating to the accounts payable and accounts receivable, and Seller and Buyer shall enter into a mutually satisfactory assignment and assumption agreement pursuant to which Seller assigns such accounts receivable to Buyer and Buyer assumes such accounts payable. Seller shall submit the Final Statement and reasonable supporting documentation to Buyer and shall afford Buyer access to Seller’s records pertaining to the computations contained in the Final Statement. As soon as practicable after receipt of the statement, Buyer shall deliver to Seller a written report containing any changes that Buyer proposes be made to the Final Statement. Buyer shall send to Seller within thirty (30) days after Buyer’s receipt from Seller of the Final Statement a written notice stating either that Buyer agrees with the Final Statement, or that Buyer disagrees with the Final Statement, in which case such notice shall describe in detail Buyer’s basis for any such disagreement and Buyer’s resulting calculation of a proposed Final Settlement Amount. If Buyer has so notified Seller of any disagreement regarding the Final Statement, the parties shall then attempt in good faith to agree with respect to the amounts due pursuant to such post-closing adjustment not later than thirty (30) days after Seller’s receipt of Buyer’s notice of disagreement with Seller’s Final Statement. If the parties are unable to agree within such period, then either party may submit such dispute to arbitration in accordance with the provisions of Paragraph 32 hereof. The date upon which such agreement is reached or the decision of the arbitrator(s) is rendered regarding the Final Settlement Amount is herein called the “Settlement Date.” Within two (2) days after the Settlement Date, Buyer shall pay to Seller or Seller shall pay to Buyer in immediately available funds the net amount due. Notwithstanding anything else in this Paragraph or in Paragraph 24 to the contrary, after Buyer or Seller has paid to the other the Final Settlement Amount, if any, owed pursuant to this Paragraph 26, neither party shall be entitled to any further adjustments or payments pursuant to this Agreement, with the exception of any amount to which a party becomes entitled pursuant to Paragraph 22.
     27. Notices. All communications required or permitted under this Agreement shall be in writing and any communication or delivery hereunder shall be deemed to have been fully made if actually delivered, or on the third day after being mailed by registered or certified mail, postage prepaid, to the address as set forth below:
SELLER
Petrohawk Energy Corporation
Attn: Floyd C. Wilson
1100 Louisiana, Suite 4400
Houston, Texas 77002
Phone: 832-204-2700
Telefax: 832-204-2800
With a copy to:
Hinkle Elkouri Law Firm L.L.C.
Attn: David S. Elkouri
301 N. Main, Suite 2000
Wichita, Kansas 67202
Phone: 316-660-6111
Telefax: 316-660-6011
BUYER
Northstar GOM, LLC
Attention: Georgiana Stanley
11 Greenway Plaza, Suite 2800
Houston, Texas 77046
Phone: 713-626-1418
Telefax: 713-626-3444
With a copy to:
Douglas S. Craig, Jr.,
Attorney at Law
770 South Post Oak Lane, Suite 600
Houston, Texas 77056
Phone: 713-840-1155
Telefax: 713-622-6158

     28. Further Assurance. After Closing, each of the parties shall execute, acknowledge and deliver to the other such further instruments and take such other actions as may be reasonably necessary to carry out the provisions of this Agreement. However, Buyer shall assume all responsibility for notifying the purchaser(s) of oil and gas production from the Properties, and such other designated persons who may be responsible for disbursing payments for the purchase of such production, of the change of ownership of the Properties. Buyer shall take all actions necessary to effectuate the transfer of such payments to Buyer. After the Settlement Date, additional proceeds received by or expenses paid by either Buyer or Seller on behalf of the other party shall be settled by invoicing such party for expenses paid or remitting to such other party any proceeds received.
     29. DISCLAIMER OF WARRANTIES. EXCEPT AS PROVIDED IN PARAGRAPH 16 HEREOF, ANY INSTRUMENT OF CONVEYANCE OR SALE EXECUTED PURSUANT HERETO SHALL BE EXECUTED WITHOUT ANY WARRANTY OF TITLE, EITHER EXPRESS, IMPLIED, STATUTORY, OR OTHERWISE, WITHOUT ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION AS TO THE MERCHANTABILITY OF ANY OF THE EQUIPMENT OR OTHER PERSONAL PROPERTY INCLUDED IN THE PROPERTIES OR ITS FITNESS FOR ANY PARTICULAR PURPOSE, AND WITHOUT ANY OTHER EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER. IT IS UNDERSTOOD AND AGREED THAT BUYER SHALL HAVE INSPECTED THE PROPERTIES FOR ALL PURPOSES INCLUDING, WITHOUT LIMITATION, FOR THE PURPOSE OF DETECTING THE PRESENCE OF NORM AND MMMF AND SATISFIED ITSELF AS TO THEIR PHYSICAL AND ENVIRONMENTAL CONDITION, BOTH SURFACE AND SUBSURFACE, INCLUDING, BUT NOT LIMITED TO, CONDITIONS RELATED TO THE PRESENCE, RELEASE, OR DISPOSAL OF HAZARDOUS SUBSTANCES AND THAT BUYER IS RELYING SOLELY UPON THE RESULTS OF SUCH INSPECTION OF THE PROPERTIES AND SHALL ACCEPT ALL OF THE SAME IN THEIR “AS IS, WHERE IS” CONDITION. SELLER DISCLAIMS ALL LIABILITY ARISING IN CONNECTION WITH THE PRESENCE OF NORM OR MMMF ON THE PROPERTIES AND, IF TESTS HAVE BEEN CONDUCTED BY SELLER FOR THE PRESENCE OF NORM OR MMMF, SELLER DISCLAIMS ANY WARRANTY RESPECTING THE ACCURACY OF SUCH TESTS OR RESULTS. IN ADDITION, SELLER AND ITS CONSULTANTS SHALL MAKE NO WARRANTY OR REPRESENTATION, EXPRESS OR IMPLIED, AS TO THE ACCURACY OR COMPLETENESS OF ANY DATA, INFORMATION OR MATERIALS HERETOFORE OR HEREAFTER FURNISHED BUYER IN CONNECTION WITH THE PROPERTIES OR AS TO THE QUALITY OR QUANTITY OF HYDROCARBON RESERVES (IF ANY) ATTRIBUTABLE TO THE PROPERTIES OR THE ABILITY OF THE PROPERTIES TO PRODUCE HYDROCARBONS. ANY AND ALL SUCH DATA, INFORMATION AND OTHER MATERIALS FURNISHED BY SELLER IS PROVIDED TO BUYER AS A CONVENIENCE AND ANY RELIANCE ON OR USE OF THE SAME SHALL BE AT BUYER’S SOLE RISK. BUYER ACKNOWLEDGES THAT THIS EXPRESS WAIVER SHALL BE CONSIDERED A MATERIAL AND INTEGRAL PART OF THIS SALE AND THE CONSIDERATION THEREOF; AND ACKNOWLEDGES THAT THIS WAIVER HAS BEEN BROUGHT TO THE ATTENTION OF BUYER AND EXPLAINED IN DETAIL AND THAT BUYER HAS VOLUNTARILY AND KNOWINGLY CONSENTED TO THIS WAIVER. ALL INSTRUMENTS OF CONVEYANCE TO BE DELIVERED BY SELLER AT CLOSING SHALL EXPRESSLY SET FORTH THE DISCLAIMERS OF REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS PARAGRAPH.
30. Operations by Seller.
     a. Casualty Loss. Seller shall promptly notify Buyer of any Casualty Defect of which Seller becomes aware. If any Casualty Defects exist at Closing, Buyer may elect (i) to proceed with Closing to purchase the defective Property and to reduce the Purchase Price by the reduction in value of the defective

Property caused by the Casualty Defect (in no event greater than the Allocated Value thereof), as such reduction is determined before or after Closing by mutual agreement of Seller and Buyer, or failing such agreement by a firm of independent consulting engineers mutually agreeable to Buyer and Seller, in which case, Seller shall retain all insurance proceeds relative to the reduction in value caused by such Casualty Defect; (ii) to purchase such Property notwithstanding such Casualty Defect and Seller shall at Closing pay to Buyer all sums paid to Seller by reason of such Casualty Defect and shall assign, transfer and set over unto Buyer all of the right, title, and interest of Seller in and to all insurance proceeds, awards or other payments arising out of such Casualty Defect; or (iii) in the event the reduction in value as determined under subsection (i) would exceed twenty percent (20%) of the original Allocated Value of such Property, to proceed with Closing, decline to purchase the Property to which such Casualty Defect relates and to reduce the Purchase Price by the original Allocated Value of such Property. Seller shall not voluntarily compromise, settle or adjust any amount payable by reason of any Casualty Defect without first obtaining the written consent of Buyer. The risk of casualty loss relating to the Properties will pass from Seller to Buyer as of the Closing Date.
     b. Operations after Effective Date. Operations conducted by Seller after the Effective Date with respect to the Properties will be conducted on behalf of Buyer in a good and workman like manner in consultation with Buyer, and Buyer will pay Seller for operation, protection and maintenance expenses relating to the Properties on an actual cost basis provided that Seller will not undertake any single operation on the Properties other than an emergency, in which the net cost to Seller exceeds $50,000 without the prior written consent of Buyer, and provided further that all actions and operations conducted by Seller on or after the Effective Date through the date of execution of this Agreement are deemed to have been approved by Buyer. These charges will be included in the Final Statement as provided in this Agreement. After the Effective Date, Seller shall not assign, encumber, or otherwise transfer any Property, except for the sale of Hydrocarbons in the ordinary course of business and shall not enter into any new contract or agreement relating to the Properties or terminate or modify an Assigned Contract without the prior written consent of Buyer. Such operation of the Properties by Seller on behalf of Buyer shall constitute Buyer’s use, occupation, operation, and/or maintenance of the Properties for purposes of Paragraph 22 hereof, and accordingly BUYER SHALL INDEMNIFY AND HOLD THE SELLER GROUP HARMLESS AS SET FORTH IN PARAGRAPH 22 FOR ANY AND ALL CLAIMS FOR PERSONAL INJURY, DEATH OR DAMAGE TO PROPERTY OR TO THE ENVIRONMENT, OR FOR ANY OTHER RELIEF, CLAIMS, OR CAUSES OF ACTION ARISING DIRECTLY OR INDIRECTLY FROM, OR INCIDENT TO, SELLER’S OPERATION OF THE PROPERTIES, INCLUDING ANY SUCH LIABILITIES THAT ARE ALLEGED TO HAVE RESULTED FROM THE NEGLIGENCE OR STRICT LIABILITY OF ANY MEMBER OF THE SELLER GROUP. Buyer acknowledges Seller owns undivided interests in certain of the Properties that it is not the operator thereof, and Buyer agrees that the acts or omissions of the other working interests owners (including the operators) who are not Seller or affiliates of Seller shall not constitute a breach of the provisions of this Paragraph 22.b, nor shall any action required by a vote of working interest owners constitute such a breach so long as Seller has voted its interest in a manner that complies with the provisions of this Paragraph 22.b.
     c. Selection of Operator. Seller will cooperate with Buyer concerning the polling of parties under any applicable operating agreement or plan of unitization before Closing to select a successor operator. The poll may stipulate that the parties’ selection of a successor operator will not be effective unless Closing occurs. If Seller does not poll, then Buyer will do so. Buyer’s selection as operator is not a condition to Buyer’s performance of its obligations under this Agreement. Seller makes no representation that Buyer will be elected or appointed operator of any property included within the Properties.
     d. Notice of Change of Ownership and Operatorship. Buyer will take all necessary steps to ensure that Buyer is recognized as the owner and, if elected, operator of the Properties by all appropriate parties, including any regulatory commission, body, or board with jurisdiction. If Seller is the principal on any financial assurance (including a bond) relating to the Properties, which financial assurance is required by any

Law, then Buyer will secure replacement financial assurance in the required amount and deliver it to the regulatory body requiring such assurance, to the end that Seller’s financial assurance is released and discharged.
     e. Removal of Signs. Seller may either remove its name and signs from the Seller-operated Properties or require Buyer to do so. Buyer grants Seller a right of access to the Properties to remove Seller’s signs and name from all wells, facilities and Properties, or to confirm that Buyer has done so. If Seller’s name or signs remain on the Properties after Closing, Buyer will promptly, but no later than required by applicable rules and regulations or forty-five (45) days after Closing, whichever is earlier, remove all remaining signs and references to Seller and erect or install signs complying with applicable rules and regulations, including signs showing the Buyer as operator of the Properties
     31. Due Diligence. If Closing occurs, Buyer represents and agrees that it has performed, or will perform prior to Closing, sufficient review and due diligence with respect to the Properties, which includes reviewing well data, title, and other files, and performing necessary evaluations, assessments, and other tasks involved in evaluating the Properties to satisfy its requirements completely and to enable it to make an informed decision to acquire the Properties and all associated obligations under the terms of this Agreement. Buyer acknowledges that Buyer’s representation and agreement under this Paragraph 31 is a material inducement to Seller to enter into this Agreement with, and close the sale to, Buyer.
     32. Dispute Resolution. The parties agree that they will use the procedures outlined in Exhibit D, Dispute Resolution, attached hereto, to resolve disputes which may arise between them under this Agreement; provided, however, that this Paragraph 32 and Exhibit D shall not apply to disputes arising under Paragraph 14.c, Disputes Regarding Defects, and Paragraph 22, Assumption of Prospective Obligations and Indemnification, or to any disputes related in any manner to indemnity or release obligations. It is further provided, notwithstanding the provisions of Exhibit D, that either party may seek a restraining order, temporary injunction, or other provisional judicial relief if the party in its sole judgment believes that such action is necessary to avoid irreparable injury or to preserve the status quo, but parties will continue to participate in good faith in the procedures despite any such request for provisional relief.
     33. Production Imbalances. Upon Closing, but effective as of the Effective Date, Buyer shall succeed to and assume the position of Seller with respect to any oil and gas imbalances, including wellhead, platform, pipeline, and processing plant imbalances as set forth on Schedule 7.g), Imbalances.
     34. Existing Claims. Buyer and Seller agree that except as expressly provided to the contrary in this Paragraph 34 and in Paragraph 22.h: (a) the Existing Claims shall not constitute Defects for purposes of Paragraphs 10, 11, 14, or 19 of this Agreement, (b) no adjustment to the Sale Price shall be made based on the existence of the Existing Claims, and (c) at Closing, Buyer assumes responsibility for all Claims resulting from the Existing Claims. Except as provided in this Paragraph 34, (i) the existence of a lien filing that constitutes an Existing Claim but has not qualified as a Permitted Encumbrance and/or (ii) the existence of any item which would constitute an Existing Claim but which is not included on Schedule 7.d at the execution of this Agreement, but which is added to Schedule 7.d as a result of the due diligence procedures described in Paragraph 9 shall otherwise be subject in all respect to the provisions set forth in this Agreement for the handling of Defects and Defect Disputes.
     35. Recording and Filing. Buyer shall be solely responsible for all filings and recording of documents related to the Properties, and for all fees connected therewith, and Buyer shall advise Seller of the pertinent recording data. Seller shall not be responsible for any loss to Buyer because of Buyer’s failure to file or record documents promptly.
     36. Government Approvals. Buyer, at its cost, shall use its best efforts after the Closing to promptly obtain approval of assignments of federal leases that require consent to assignment. Until such approvals are obtained, Seller shall continue to hold record title and/or operating rights to such Leases, during which time Buyer shall, subject to the terms and conditions herein, indemnify and hold Seller harmless from any and all claims, suits, obligations and liabilities of any kind, or character relating to Seller’s interest in such Leases. Seller agrees to cooperate fully with and assist Buyer in obtaining the consent of the U.S. Minerals Management Service, and any other federal agency, for all assignments of record title and operating rights related to the Properties; and, to the extent permitted by any applicable operating agreement, for the designation of Buyer as operator thereof.
     37. Monies. After Closing, if monies are received by either party hereto which, under the terms of this Agreement, belong to the other party, the same shall immediately be paid over to the proper party. If an invoice or other evidence of an obligation is received which is applicable to periods both prior to and after the Effective Date and is thus, under the terms of the preceding Paragraphs, partially the obligation of Seller and partially the obligation of Buyer, then the parties shall consult with each other and each shall promptly pay its portion of such obligation to the obligee. Notwithstanding anything else in this Paragraph to the contrary, after Buyer or Seller has paid to the other the Final Settlement Amount, if any, owed pursuant to Paragraph 26, neither party shall be entitled to any further adjustments or payments pursuant to this Agreement, with the exception of any amount to which a party becomes entitled pursuant to Paragraph 22.
     38. Waiver of DTPA. Buyer hereby expressly waives the provisions of the Texas Deceptive Trade Practices Act, Chapter 17, Subchapter E, Sections 17.41 through 17.63, inclusive, of the Texas Business and Commerce Code, a law that gives consumers special rights and protections. Buyer has voluntarily consented to this waiver after consultation with an attorney of Buyer’s own selection. To evidence its ability to grant such waiver, Buyer represents to Seller that (i) it is not in a significantly disparate bargaining position (ii) it is represented by legal counsel in entering into this Agreement and (iii) such legal counsel was not directly or indirectly identified, suggested, or selected by Seller or an agent of Seller.
     39. Entire Agreement. This Agreement and the Exhibits and Schedules attached hereto (and as the same may be amended between the date hereof and Closing) constitute the entire agreement between the parties relating to the subject matter hereof and may be supplemented, altered, amended, modified or revoked by writing only, signed by both parties. This Agreement supersedes any prior agreements between the parties concerning sale of the Properties, except that any confidentiality agreement shall terminate at Closing unless expressly provided therein to the contrary. The headings are for guidance only and shall have no significance in the interpretation of this Agreement.
     40. Public Notices. Except as may be required by applicable law, neither Buyer, on the one hand, nor Seller, on the other, shall issue any press release or otherwise make any statement to the public generally with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other parties (which consent shall not be unreasonably withheld and which consent, if given verbally, shall be confirmed in writing within one business day thereafter). Any such press release or statement required by applicable law shall only be made after reasonable notice to the other parties. Notwithstanding any other provision contained in this Agreement to the contrary, however, Buyer acknowledges that Seller is a publicly-traded company and is required to disclose the existence and/or termination of material agreements and Seller will be required to disclose and file this Agreement with the SEC. Additionally, notwithstanding any other provision contained in this Agreement to the contrary, Seller shall be permitted, without the consent of Buyer, to issue a press release after execution of this Agreement by Buyer and Seller which may contain details of the transactions contemplated herein. As such, this Agreement will become public upon such disclosure.
     41. Assignability. This Agreement and the rights and obligations hereunder shall not be assignable or delegable by either party hereto without the prior written consent of the other party unless such assignment occurs by merger, reorganization or sale of all or substantially all of a party’s assets. In the event such assignment occurs by merger, reorganization or sale of all or substantially all of a party’s assets, Buyer and Seller hereby acknowledge that the non-assigning party’s consent is not required pursuant to the terms of this Agreement. After Closing Buyer may freely assign or transfer the Properties without the consent of Seller. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the respective successors and assigns of Buyer and Seller.
     42. Third-Party Beneficiaries. With the exception of the members of the Seller Group, solely for the purposes and as set forth in Paragraph 22, there are no third parties upon whom Buyer and Seller intend to confer any benefit under the terms of this Agreement, and no third party, other then members of the Seller Group as provided above, shall be entitled to derive any rights, remedies, or benefits, or to enforce any obligations hereunder as a third party beneficiary or otherwise.
     43. Survival. Unless expressly provided otherwise herein or in the Assignment and Bill of Sale, Assignment of Record Title and/or Assignment of Operating Rights, all of the representations, warranties, and agreements of or by the parties hereto (whether under this Agreement or otherwise) shall expire upon the execution and delivery of the Assignments, save and except as the same shall be utilized to effect the transactions represented by the Final Settlement.
     44. Choice of Law; Choice of Venue; and Waiver of Jury Trial. THIS AGREEMENT SHALL BE GOVERNED BY THE LAWS OF THE STATE OF TEXAS, WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES. ANY ACTION OR PROCEEDING BY EITHER PARTY UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER INSTRUMENT OR AGREEMENT RELATING HERETO THAT IS NOT SUBJECT TO ARBITRATION IN ACCORDANCE WITH PARAGRAPH 32 HEREOF MAY BE BROUGHT ONLY IN ANY STATE OR FEDERAL COURT SITTING IN HOUSTON, TEXAS. EACH PARTY HEREBY IRREVOCABLY (I) SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS, AND (II) WAIVES ANY OBJECTION IT MAY NOW OR HEREAFTER HAVE AS TO THE VENUE OF ANY SUCH ACTION OR PROCEEDING BROUGHT IN SUCH COURT OR THAT SUCH COURT IS AN INCONVENIENT FORUM. EACH PARTY UNCONDITIONALLY AND CONCLUSIVELY WAIVES ITS RIGHT TO TRIAL BY JURY IN ANY ACTION RELATING TO THIS AGREEMENT AND/OR THE TRANSACTION CONTEMPLATED HEREBY.
     45. Counterpart Execution. This Agreement may be executed in counterparts and each counterpart shall constitute a binding agreement as if the parties had executed a single document. Each party agrees that delivery of its executed counterpart of this document can be effectively made, in additional to any other legally sufficient method of delivery, if sent to the other party
     46. Severance of Invalid Provisions. If, for any reason and for so long as any clause or provision of this Agreement is held by a court of competent jurisdiction to be illegal, invalid, unenforceable or unconscionable under any present or future law (or interpretation thereof), the remainder of this Agreement shall not be affected by such illegality or invalidity. Any such invalid provision shall be deemed severed from this Agreement as if this Agreement had been executed with the invalid provision eliminated. The surviving provisions of this Agreement shall remain in full force and effect unless the removal of the invalid provision destroys the fundamental purpose of this Agreement, in which event this Agreement shall be null and void. The parties shall negotiate in good faith for any required modifications to this Agreement.
     47. BUYER’S ACKNOWLEDGEMENT. BUYER ACKNOWLEDGES THAT IT HAS READ THIS AGREEMENT IN ITS ENTIRETY AND THAT IT UNDERSTANDS ALL THE PROVISIONS SET FORTH HEREIN INCLUDING, BUT NOT LIMITED TO, CERTAIN OF THOSE PROVISIONS LOCATED IN PARAGRAPH 22 WHEREIN BUYER AGREES TO INDEMNIFY SELLER IN CERTAIN CIRCUMSTANCES, AS EXPRESSLY SET FORTH IN SAID PARAGRAPH 22.

EXECUTED as of the date first above mentioned.
SELLER
Petrohawk Energy Corporation
By: /s/ Stephen W. Herod
Name: Stephen W. Herod
Title: Executive Vice President-Corporate Development
Petrohawk Properties, LP
By:       P-H Energy, LLC
           Its General Partner
By: /s/ Stephen W. Herod
Name: Stephen W. Herod
Title: Executive Vice President-Corporate Development
BUYER
Northstar GOM, LLC
By: /s/ Georgiana Stanley
Name: Georgiana Stanley
Title: Senior Vice President